As filed with the Securities and Exchange Commission on May 11, 2011
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMERISTAR CASINOS, INC.
(Exact name of registrant as specified in its charter)

Nevada	7990	88-0304799
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
3773 Howard Hughes Parkway, Suite 490S
Las Vegas, Nevada 89169
(702) 567-7000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
PETER C. WALSH
Senior Vice President and General Counsel
Ameristar Casinos, Inc.
3773 Howard Hughes Parkway, Suite 490S
Las Vegas, Nevada 89169
(702) 567-7000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
JONATHAN K. LAYNE
Gibson, Dunn & Crutcher LLP
2029 Century Park East
Los Angeles, CA 90067
(310) 552-8500

Approximate date of commencement of proposed sale of the securities to the public:
From time to time after the effective date of this Registration Statement, as determined by the selling securityholder.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

		Proposed maximum	Maximum
Title of each class of securities	Amount to be	offering price per	aggregate offering	Amount of
to be registered	registered	share[1]	price[1]	registration fee
Common Stock, par value $0.01 per share	4,808,400	$21.12	$101,553,408	$11,791

[1]	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the common stock on the Nasdaq Global Select Market on May 5, 2011.
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The selling securityholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not the solicitation of an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 11, 2011
PROSPECTUS
4,808,400 Shares
Ameristar Casinos, Inc.
Common Stock

     The selling securityholder named herein may offer and sell from time to time up to 4,808,400 shares of our common stock covered by this prospectus. The selling securityholder will receive all of the proceeds from any sales of the shares offered hereby. We will not receive any of the proceeds, but we will incur expenses in connection with the offering.
     Our registration of the shares of common stock covered by this prospectus does not mean that the selling securityholder will offer or sell any of the shares. The selling securityholder may sell the shares of common stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the selling securityholder may sell the shares in the section entitled “Plan of Distribution” beginning on page 22.
     Our common stock is traded on the Nasdaq Global Select Market (the “NASDAQ”) under the symbol “ASCA.” On May 10, 2011 the last reported sale price of our common stock on the NASDAQ was $22.63 per share.
     Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
     None of the Nevada Gaming Commission, the Missouri Gaming Commission, the Mississippi Gaming Commission, the Iowa Racing and Gaming Commission, the Indiana Gaming Commission, the Colorado Limited Gaming Control Commission or any other gaming regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete.

The date of this prospectus is May     , 2011

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process. If required, specific information about the terms of an offering will be included in a prospectus supplement relating to each specific offering of shares. The prospectus supplement may also add, update or change information included in this prospectus. You should read both this prospectus and any applicable prospectus supplement, together with additional information described below under the caption “Where You Can Find More Information.”
     We have prepared the information contained in this prospectus, any applicable prospectus supplement, any free writing prospectus and the documents incorporated by reference herein and therein that have been filed by us with the SEC. Neither we, the selling securityholder, nor any underwriter has authorized anyone to provide you with any other information and neither we, the selling securityholder nor any underwriter takes any responsibility for other information others may give you.
     The information contained in this prospectus, in any prospectus supplement, in any free writing prospectus or in any document incorporated by reference is accurate only as of its date, regardless of the time of delivery of this prospectus or any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since the dates of such respective documents.
     This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which or jurisdiction in which the offer or solicitation is unlawful.

     Unless the context otherwise indicates, the terms “Ameristar,” “Company,” “we,” “us,” and “our” as used in this prospectus refer to Ameristar Casinos, Inc. and its subsidiaries. The phrase “this prospectus” refers to this prospectus and any applicable prospectus supplement, unless the context otherwise requires.
FORWARD-LOOKING STATEMENTS
     This prospectus contains or incorporates by reference documents containing certain statements that are, or may be deemed to be, “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from those expressed in, or implied by, our forward-looking statements. Words such as “believes,” “estimates,” “anticipates,” “intends,” “expects,” “plans,” “is confident that,” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could” are intended to identify such forward-looking statements. Readers should not rely solely on the forward-looking statements and should consider all uncertainties and risks throughout this prospectus, including those set forth or incorporated by reference under “Risk Factors.” The statements are representative only as of the date they are made, and we undertake no obligation to update any forward-looking statement.
     All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements. We face risks that are inherent in the businesses and the marketplaces in which we operate. While management believes these forward-looking statements are accurate and reasonable, uncertainties, risks and factors, including those described below and under “Risk Factors,” could cause actual results to differ materially from those reflected in the forward-looking statements.
     Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations and also could cause actual results to differ materially from those included, contemplated or implied by the forward-looking statements made, or incorporated by reference, in this prospectus, and the reader should not consider the above list of factors to be a complete set of all potential risks or uncertainties.
WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the SEC a registration statement on Form S-3 with respect to the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.
     We file annual, quarterly and current reports, proxy and information statements and other information with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The SEC maintains an Internet site at http://www.sec.gov that contains those reports, proxy and information statements and other information regarding us. You may also inspect and copy those reports, proxy and information statements and other information at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.
     You can access electronic copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, other Exchange Act filings and all amendments to those filings, free of charge, on our website at http://www.ameristar.com. Access to those electronic filings is available as soon as reasonably practicable after they are filed with, or furnished to, the SEC. We make our website content available for information purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference into this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents and reports listed below (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Registration S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K):
     • our Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the SEC on March 16, 2011, including the information incorporated by reference from our Proxy Statement filed with the SEC on May 2, 2011 in connection with the solicitation of proxies for the 2011 Annual Meeting of Stockholders of Ameristar Casinos, Inc. to be held on June 15, 2011;
     • our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the SEC on May 10, 2011;
     • our Current Reports on Form 8-K, as filed with the SEC on the following dates: February 28, 2011; March 28, 2011; April 4, 2011; April 12, 2011; April 19, 2011; April 27, 2011; April 28, 2011; May 3, 2011; May 4, 2011 and May 4, 2011; and
     • the description of our common stock, par value $0.01 per share, included in our Registration Statement on Form S-2 (File No. 333-73178) filed with the SEC on November 13, 2001, as amended by (i) the Certificate of Amendment to the Company’s Articles of Incorporation included as Exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002; and (ii) the Certificate of Change included as Exhibit 3(i).1 to our Current Report on Form 8-K filed with the SEC on June 8, 2005.
     We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Regulation S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, unless otherwise indicated therein) after the date of the initial registration statement of which this prospectus forms a part and prior to the effectiveness of such registration statement, and after the date of this prospectus and prior to the termination of this offering. The information contained in any such document will be considered part of this prospectus from the date the document is filed with the SEC.
     Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     We will provide you, without charge, a copy of any or all of the information incorporated by reference into this prospectus, if requested in writing or by telephone. Any such request should be directed to Ameristar Casinos, Inc., 3773 Howard Hughes Parkway, Suite 490 South, Las Vegas, Nevada 89169, Attention: Investor Relations Department; telephone number (702) 567-7000.
OUR COMPANY
     We are a developer, owner and operator of casino entertainment facilities in local and regional markets in the United States. Ameristar has been a public company since November 1993. We currently own and operate eight properties in seven markets in Colorado, Indiana, Iowa, Mississippi, Missouri and Nevada. We believe that we benefit from the diversification of our properties. For the year ended December 31, 2010, we generated net revenues and operating income of $1,189.3 million and $140.1 million, respectively.
     Our strategy is to capitalize on our high-quality facilities and products and our dedication to superior guest service to effectively compete in each of our markets and to drive growth that creates value for our stockholders. In 2010, we celebrated the success of the first full year of operating with a new hotel and under favorable regulatory changes at Ameristar Black Hawk. We also announced a hotel room renovation project at our East Chicago property slated for completion in 2011, and the addition of 106 rooms and a fitness facility to our Kansas City property scheduled to be completed in 2012.
     We believe the Ameristar experience differentiates us from our competitors. That experience is built upon our high-quality facilities and products, such as slots, food, lodging, entertainment and the friendly service our 7,600 team members offer our guests. Our casinos feature spacious gaming floors and typically have the largest number of gaming positions in our markets. We believe we feature more of the newest and most popular slot machines than any other casino in each market. We design the flow of our casino floors to attractively position and draw attention to our newest and most popular games and provide convenient access to other amenities, which we believe creates a more entertaining experience for our guests.
     Most of our revenue comes from slot play, but we also offer a wide range of table games, including blackjack, craps, roulette and poker, in the majority of our markets. We set minimum and maximum betting limits for the properties based on competitive conditions and other factors. Our gaming revenues are derived from a broad base of guests, and we do not depend exclusively upon high- or low-stakes players. We extend gaming credit at our properties in Indiana, Mississippi and Nevada.
     We generally offer a greater variety of high-end lodging and dining choices than other casinos in our markets. Our hotels offer upscale accommodations with tastefully appointed rooms offering appealing amenities. Our signature dining concepts include steakhouses, elaborate buffets and casual dining restaurants, including sports bars. Whether in our steakhouses or delis, our emphasis is on quality in all aspects of the dining experience — food, service, ambiance and facilities. The private Star Clubs offer our elite levels of Star Awards members an exclusive place to relax at all Ameristar-branded properties. Our properties also showcase a range of live entertainment.
     Our principal executive offices are located at 3773 Howard Hughes Parkway, Suite 490S, Las Vegas, Nevada 89169, and our telephone number is (702) 567-7000.
RECENT DEVELOPMENTS
Refinancing
     As previously announced, on April 14, 2011, we obtained approximately $2.2 billion of new debt financing (the “Refinancing”) that was used (i) to repurchase our outstanding 9 1/4% Senior Notes due 2014 tendered pursuant to the tender offer announced on March 29, 2011, including payment of the tender premium and accrued interest, (ii) to prepay and permanently retire all of the indebtedness under our prior senior secured credit facility, (iii) to complete the Stock Purchase described below and (iv) to pay related fees and expenses. We will use the remaining borrowing availability under our new credit facility of approximately $128 million as of April 14, 2011 for our general corporate and working capital purposes.
     The Refinancing consists of $800 million principal amount of unsecured 7.50% Senior Notes due 2021 (the “New Notes”) and $1.4 billion of new senior secured credit facilities (the “New Credit Facility”). The New Credit Facility includes (i) a $200 million A term loan that was fully borrowed at closing and matures in 2016, (ii) a $700 million B term loan that was fully borrowed at closing and matures in 2018 and (iii) a $500 million revolving credit facility, $368 million of which was borrowed at closing and which matures in 2016. Upon the satisfaction of certain conditions, we will have the option to increase the total amount available under the New Credit Facility by up to the greater of an additional $200 million or an amount determined by reference to our Total Net Leverage Ratio (as defined in the New Credit Facility agreement).

     The A term loan and the revolving loan facility bear interest at the London Interbank Offered Rate (LIBOR) plus 275 basis points or the base rate plus 175 basis points, at our option. The B term loan bears interest at LIBOR (subject to a LIBOR floor of 1%) plus 300 basis points or the base rate (subject to a base rate floor of 2%) plus 200 basis points, at our option. The LIBOR margin for the A term loan and the revolving loan facility is subject to reduction based on our Total Net Leverage Ratio. The commitment fee on the revolving loan facility is 50 basis points, subject to reduction based on the Total Net Leverage Ratio.
Stock Purchase from the Neilsen Estate
     On February 27, 2011, we entered into a binding letter agreement to purchase 26,150,000 shares of our common stock (the “Stock Purchase,” and together with the Refinancing, the “Transactions”) from the Estate of Craig H. Neilsen (the “Estate”), our then majority stockholder, at a price of $17.50 per share, for a total price of $457,625,000. We subsequently entered into a definitive agreement with the Estate regarding the Stock Purchase on March 25, 2011 and we completed the Stock Purchase on April 19, 2011.
     As of the consummation of the Stock Purchase, the repurchased shares represented approximately 45 percent of our outstanding shares and 83 percent of the Estate’s ownership in Ameristar. Following the completion of the Stock Purchase and the open market sales of 570,000 shares by the Estate in March and April 2011, as of May 10, 2011, the Estate owned approximately 15 percent of our outstanding common stock.
Flood Risk at Ameristar Vicksburg
     Based on estimates by the U.S. Army Corps of Engineers for the Mississippi River, the casino facility at Ameristar Vicksburg faces potential extraordinary flood risk in mid-May. We have constructed physical enhancements designed to withstand the anticipated flood levels. In order to ensure the safety of guests and team members, Ameristar Vicksburg may be required to close for up to approximately two weeks. If closure is required, we estimate it likely would commence approximately one week before the crest, which is anticipated on or about May 19, 2011. If Ameristar Vicksburg is closed for an extended period or if the facility incurs extensive damage, we would incur significant costs and lost profits, which will exceed the limited property and business interruption insurance coverage for flooding in Vicksburg.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
     We have derived the following summary historical financial data for each of the three years ended December 31, 2010 from our audited consolidated financial statements. The summary data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and notes thereto incorporated into this prospectus by reference to our publicly filed documents. The adjusted balance sheet data gives effect to the Transactions, as if such events occurred on March 31, 2011.

	Year Ended December 31,			Three Months Ended March 31,
	2010	2009	2008	2011	2010
	(amounts in thousands, except per share data)
				(unaudited)
Statement of Operations Data:
REVENUES:
Casino	$1,247,034	$1,254,590	$1,296,806	$317,121	$314,539
Food and beverage	134,854	135,941	156,987	35,169	33,261
Rooms	79,403	66,411	56,024	19,203	19,387
Other	30,559	32,692	38,491	7,222	7,729

	1,491,850	1,489,634	1,548,308	378,715	374,916
Less: Promotional allowances	(302,568)	(274,189)	(280,406)	(69,972)	(72,297)

Net revenues	1,189,282	1,215,445	1,267,902	308,743	302,619

OPERATING EXPENSES:
Casino	544,001	556,684	604,747	134,726	135,540
Food and beverage	64,451	65,633	74,650	15,570	16,458
Rooms	17,591	10,466	11,221	3,880	4,558
Other	12,419	14,240	21,154	2,603	3,249
Selling, general and administrative	244,964	241,853	265,622	63,036	62,399
Depreciation and amortization	109,070	107,005	105,895	26,444	27,612
Impairment of goodwill[1]	21,438	111,700	130,300	—	—
Impairment of other intangible assets[1]	34,791	—	184,200	—	—
Impairment of fixed assets	224	3,929	1,031	—	—
Net loss (gain) on disposition of assets	255	411	683	(129)	52

Total operating expenses	1,049,204	1,111,921	1,399,503	246,130	249,868

Income (loss) from operations	140,078	103,524	(131,601)	62,613	52,751
OTHER INCOME (EXPENSE):
Interest income	452	515	774	2	112
Interest expense, net of capitalized interest	(121,233)	(106,849)	(76,639)	(25,055)	(34,440)
Loss on early retirement of debt	—	(5,365)	—	—	—
Other	1,463	2,006	(3,404)	454	421

Income (loss) before income tax provision (benefit)	20,760	(6,169)	(210,870)	38,014	18,844
Income tax provision (benefit)	12,130	(1,502)	(80,198)	16,168	8,166

NET INCOME (LOSS)	$8,630	$(4,667)	$(130,672)	$21,846	$10,678

EARNINGS (LOSS) PER SHARE:
Basic	$0.15	$(0.08)	$(2.28)	$0.37	$0.18

Diluted	$0.15	$(0.08)	$(2.28)	$0.37	$0.18

CASH DIVIDENDS DECLARED PER SHARE	$0.42	$0.42	$0.32	$0.11	$0.11

WEIGHTED-AVERAGE SHARES OUTSTANDING:
Basic	58,025	57,543	57,191	58,322	57,811

Diluted	58,818	57,543	57,191	59,634	58,891

[1]	As required under Accounting Standards Codification Topic 350, we perform an assessment of our goodwill and other intangible assets at least annually to determine if the carrying value exceeds the fair value. During the years ended December 31, 2010, 2009 and 2008, we impaired the intangible assets at Ameristar East Chicago due to weakening economic conditions and changes in the forecasted operations that materially affected the property’s fair value. As a result, in 2010, 2009 and 2008 we recorded non-cash impairment charges relating to the goodwill and the gaming license acquired in the purchase of the East Chicago property of $56.0 million, $111.7 million and $314.5 million, respectively. Additionally in 2010, we performed an impairment review of Ameristar St. Charles’ HOME nightclub service mark license due to the permanent closure of the nightclub that resulted in $0.2 million of impairment charges.

	As of March 31, 2011
	Actual	As Adjusted
	(amounts in thousands)
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents[2]	$88,755	$88,755
Total assets	$2,048,359	$2,077,650
Total debt, net of discount of $9,658 and $8,750[2]	$1,485,452	$2,074,360
Stockholders’ equity (deficit)[3]	$376,037	$(136,250)

[2]	The cash and cash equivalents and total debt amounts shown as adjusted as of March 31, 2011 do not give effect to $15 million in debt repayments under our prior senior secured credit facility that were made between April 1, 2011 and April 14, 2011.

[3]	The stockholders’ deficit amount shown as adjusted as of March 31, 2011 includes the estimated loss on early retirement of debt of approximately $55 million, net of a $29 million tax benefit, as a result of the Transactions.

RISK FACTORS
     Our business is subject to significant risks. You should carefully consider the risks and uncertainties described in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein, which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future (see “Incorporation of Certain Information by Reference”). The risks and uncertainties described in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. If any of the risks and uncertainties described in this prospectus, any applicable prospectus supplement or the documents incorporated by reference herein actually occur, our business, financial condition and results of operations could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly, and you may lose part or all of your investment.
Risks Relating to Our Common Stock
The Market Price of Our Common Stock May be Highly Volatile or May Decline Regardless of Our Operating Performance.
     The trading price of our common stock may fluctuate substantially. The price of our common stock may be higher or lower than the price you pay to purchase your shares, depending on many factors, some of which are beyond our control. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. The fluctuations could cause you to lose all or part of your investment in our shares of common stock. Factors that could cause fluctuation in the trading price of our common stock may include, but are not limited to, the following:
•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of companies similar to ours;

•	actual or anticipated variations in our earnings or operating results;

•	actual or anticipated changes in financial estimates by us or by any securities analysts who might cover our stock;

•	market conditions or trends in our industry and the economy as a whole; and

•	additions or departures of key personnel.
     In addition, if the market for stocks of gaming operators similar to us or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.
Holders of Our Common Stock may be Subject to Gaming Regulatory Requirements or could be Forced to Sell Their Shares.
     All of the jurisdictions in which we operate gaming facilities have regulations requiring owners of more than a specified percentage of our outstanding stock to notify gaming regulatory authorities, provide information or certifications to those authorities and, in some cases, apply for a finding of suitability or license. The threshold level of ownership for such requirements in some jurisdictions is as low as 5% of our outstanding common stock, although exceptions or reduced requirements may be applicable for timely submissions by holders who generally qualify as institutional investors as defined in that jurisdiction and own not more than 10% of our stock. The specific qualifications vary by jurisdiction, but the lack of intent to exercise control over the company or its operations, by itself, is not a sufficient basis for exception or reduced requirements in some jurisdictions.
     Owners of sufficient percentages of our common stock who do not or cannot comply with these requirements may be compelled to dispose of their common stock quickly and at a time at which they do not desire to do so. Any such sales by a significant holder of common stock, and the regulatory disincentives to acquire significant ownership positions, could affect the trading price of our common stock.
The Continued Payment of Dividends on Our Stock is Dependent on a Number of Factors and is Not Assured.
     Holders of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. The payment of future dividends will depend upon our earnings, economic conditions, liquidity and capital requirements and other factors, including the higher debt leverage and debt service requirements we have following the consummation of the Refinancing. Accordingly, we cannot assure you that future dividends will be paid at levels comparable to our historical distributions, if at all. In addition, the New Credit Facility and the indenture governing the New Notes impose limitations on the amount of dividends we may pay, determined by one or more of the amount of dividends, the satisfaction of certain financial covenants or other conditions.
Risks Related to Our Business
Our Business is Sensitive to Reductions in Discretionary Consumer Spending.
     Our business has been and may continue to be adversely affected by the economic downturn currently being experienced in the United States, as we are highly dependent on discretionary spending by our guests. We are not able to predict the length or severity of the downturn. Changes in discretionary consumer spending or consumer preferences brought about by factors such as increased or continuing high unemployment, significant increases in energy and automobile fuel prices, perceived or actual deterioration in general economic conditions, the protracted disruption in the housing markets, the availability of credit, perceived or actual decline in disposable consumer income and wealth (including declines resulting from any increase in personal income tax rates) and changes in consumer confidence in the economy may continue to reduce customer demand for the leisure activities we offer and adversely affect our revenues and cash flow.
We have Substantial Debt and may Incur Additional Debt; Leverage may Impair Our Financial Condition and Restrict Our Operations.
     We currently have a substantial amount of debt. As of April 30, 2011, our total consolidated debt, excluding discount, was $2.07 billion. For accounting purposes, our total liabilities exceed our total assets.
     Subject to specified limitations, the indenture governing the New Notes permits us to incur substantial additional debt. In addition, our New Credit Facility permits us to borrow up to an additional approximately $128 million under the revolving loan facility (after giving effect to outstanding letters of credit).
     Our substantial debt and any additional debt we may incur could have important consequences for the holders of the Notes, including:
•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund working capital requirements, capital expenditures, investments and acquisitions;

•	requiring a substantial portion of our cash flows from operations for the payment of interest on our debt and reducing our ability to use our cash flows to fund working capital, capital expenditures, acquisitions, dividends, stock repurchases and general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	exposing our cash flows to changes in floating rates of interest such that an increase in floating rates would negatively impact our cash flows; and

•	placing us at a competitive disadvantage to less leveraged competitors.
     The occurrence of any one of these events could have an adverse effect on our business, financial condition, results of operations, prospects and ability to satisfy our obligations under our indebtedness.
Servicing Our Debt will Require a Significant Amount of Cash, and Our Ability to Generate Sufficient Cash Depends on Many Factors, Some of Which are Beyond Our Control.
     Our ability to make payments on and refinance our debt and to fund capital expenditures depends on our ability to generate cash flow in the future. To some extent, our ability to generate future cash flow is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. In addition, the ability to borrow funds under our New Credit Facility in the future will depend on our satisfying the financial covenants in the agreement governing such facility. We cannot assure that our business will generate cash flow from operations or that future borrowings will be available to us under our New Credit Facility in an amount sufficient to enable us to pay our debt or to fund other liquidity needs. Any inability to generate sufficient cash flow or refinance our debt on favorable terms could have a material adverse effect on our financial condition.
Covenant Restrictions Under Our New Credit Facility and the Indenture Governing the New Notes may Limit Our Ability to Operate Our Business.
     The agreement governing our New Credit Facility and the indenture governing our New Notes contain covenants that restrict our ability to, among other things, borrow money, pay dividends, make capital expenditures and effect a consolidation, merger or disposal of all or substantially all of our assets. Although the covenants in our New Credit Facility and the indenture governing our New Notes are subject to various exceptions, we cannot assure you that these covenants will not adversely affect our ability to finance future operations or capital needs or to engage in other activities that may be in our best interest. In addition, our long-term debt requires us to maintain specified financial ratios and satisfy certain financial condition tests, which may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. A breach of any of these covenants could result in a default under our New Credit Facility and the indenture governing our New Notes. If an event of default under our New Credit Facility occurs, the lenders thereunder could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. In addition, our New Credit Facility is secured by first priority security interests on substantially all of our real and personal property, including the capital stock of our subsidiaries. If we are unable to pay all amounts declared due and payable in the event of a default, the lenders could foreclose on these assets.
The Gaming Industry is Very Competitive and Increased Competition could have a Material Adverse Effect on Our Future Operations.
     The gaming industry is very competitive and we face dynamic competitive pressures in each of our markets. Several of our competitors are larger and have greater financial and other resources. We may choose or be required to take actions in response to competitors that may increase our marketing costs and other operating expenses.
     Our operating properties are located in jurisdictions that restrict gaming to certain areas or are adjacent to states that prohibit or restrict gaming operations. These restrictions and prohibitions provide substantial benefits to our business and our ability to attract and retain guests. The legalization or expanded legalization or authorization of gaming within or near a market area of one of our properties could result in a significant increase in competition and have a material adverse effect on our business, financial condition and results of operations. Economic difficulties faced by state governments, as well as the increased acceptance of gaming as a leisure activity, could lead to intensified political pressure for the expansion of legalized gaming.
     In 2007, the Kansas legislature enacted a law that authorizes up to four state-owned and operated freestanding casinos and three racetrack slot machine parlors developed and managed by third parties. At that time, one casino and one racetrack location were authorized in Wyandotte County in the greater Kansas City market. The owner of the potential racetrack slot machine parlor license surrendered its racing license and closed the facility due to concerns about the tax rate that would apply to its gaming operations, which was substantially higher than the tax rate in Missouri or applicable to Kansas freestanding casinos. The future status of the racetrack license is uncertain; however, there have been discussions about reducing the tax rate in order to incentivize the installation of slot machines at the racetracks and reduce the state’s budget deficit. In February 2010, the Kansas Lottery Gaming Facility Review Board approved a proposal by a partnership that includes a major commercial casino operator to develop a large land-based casino and entertainment facility at the Kansas Speedway, approximately 24 miles from Ameristar Kansas City. Construction of the first phase of the project is underway and it is expected to open in the first half of 2012. This facility will provide significant additional competition for Ameristar Kansas City that could have a material adverse effect on the results of operations of that property.
     Our East Chicago property currently competes with seven other casino gaming facilities in the Chicagoland market in Indiana and Illinois and with one Native American casino in Michigan. One of our property’s principal competitors is located in Hammond, Indiana, which is closer to and has significantly better access for customers who live in Chicago, Illinois and the Chicago suburbs that are the primary feeder markets for Ameristar East Chicago. The Hammond facility opened a $485 million expansion in 2008 that has adversely affected our property’s business, particularly table games and poker, and we expect will continue to do so.
     In December 2008, the Illinois Gaming Board awarded the exclusive right to apply for the tenth and final Illinois casino license to a developer for a property in Des Plaines, Illinois, located approximately 40 miles from Ameristar East Chicago. Construction is underway and that facility is expected to open in late 2011. From time to time, the Illinois General Assembly has also considered other forms of gaming expansion in the state. In December 2010, the Illinois Senate passed a measure that would have authorized one land-based casino in the City of Chicago, four new riverboat casinos in downstate Illinois, slot machines at the existing racetracks and at Chicago’s two major airports and an increase in the number of gaming positions at each of the existing Illinois casinos (which are currently limited to 1,200 positions). The measure would have also reduced the top gaming tax rate on adjusted gross receipts from 50% to 44%. The measure was not passed by the Illinois House before the legislative session ended; however, it is possible this or a similar measure will be introduced in the future. If Illinois materially expands gaming, particularly in downtown Chicago or the south Chicago suburbs, the additional competition could materially adversely affect the financial performance of Ameristar East Chicago.
     A state senator again introduced a measure in the recently-ended session of the Indiana legislature that would have allowed one of the two adjacent riverboat casino licenses held by the same operator in Gary, Indiana, approximately five miles from Ameristar East Chicago, to be moved to a nearby land-based location. The legislation was not passed, but it is possible this measure may be introduced in the future. If the casino is allowed to relocate inland, Ameristar East Chicago would face significant additional competition that would adversely affect its financial performance.
     In December 2007, a competitor opened a new casino in downtown St. Louis, approximately 22 miles from Ameristar St. Charles, and in March 2010 the same competitor opened an additional casino facility in southeastern St. Louis County, approximately 30 miles from Ameristar St. Charles. The new facilities have resulted in significant additional competition for Ameristar St. Charles that has adversely impacted Ameristar St. Charles’ business. In addition, if legislation is enacted in Illinois to permit the operation of slot machines at racetracks, Ameristar St. Charles would face additional competition from the racetrack near East St. Louis, Illinois.
     The Missouri State Lottery authority is considering introducing video lottery terminals (“VLTs”) at the state’s existing lottery outlets in order to help make up a shortfall in the state budget. VLTs are very similar in appearance and performance to casino slot machines. If this occurs, the VLTs would represent additional competition for our St. Charles and Kansas City properties.
     Native American gaming facilities in some instances operate under regulatory and financial requirements that are less stringent than those imposed on state-licensed casinos, which could provide them with a competitive advantage and lead to increased competition in our markets. In December 2007, the National Indian Gaming Commission (the “NIGC”) approved the request of the Ponca Tribe of Nebraska to have a five-acre parcel owned by the tribe in Carter Lake, Iowa, located approximately five miles from Ameristar Council Bluffs, approved for the operation of gaming. In December 2008, in a lawsuit brought by the State of Nebraska and joined by the State of Iowa and the City of Council Bluffs, the federal district court reversed the NIGC’s decision. The U.S. Department of the Interior appealed the district court ruling, and in October 2010 the Eighth Circuit Court of Appeals reversed the district court’s decision and ordered the court to remand the matter to the NIGC for further consideration. The Court of Appeals directed the NIGC to revisit the issue, taking into consideration, among other things, a 2003 agreement between the State of Iowa and the Bureau of Indian Affairs. That agreement stated that the five-acre parcel would be utilized for a health center and not for gaming purposes. If the tribe is allowed to conduct gaming at this location, the additional competition would adversely affect our Council Bluffs business.
     The entry into our current markets of additional competitors could have a material adverse effect on our business, financial condition and results of operations, particularly if a competitor were to obtain a license to operate a gaming facility in a superior location. Furthermore, increases in the popularity of, and competition from, Internet and other account wagering and gaming services, which allow customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home, could have a material adverse effect on our business, financial condition, operating results and prospects.
Our Business may be Adversely Affected by Legislation Prohibiting Tobacco Smoking.
     Legislation in various forms to ban indoor tobacco smoking in public places has recently been enacted or introduced in many states and local jurisdictions, including several of the jurisdictions in which we operate. Effective January 1, 2008, a Colorado smoking ban was extended to include casino floors. We believe this ban has significantly negatively impacted business volumes in all Colorado gaming markets. In April 2008, voters in the City of Kansas City approved a ballot measure, which was subsequently modified by the City Council, that prohibits smoking in most indoor public places within the City, including restaurants, but which contains an exemption for casino floors and 20% of all hotel rooms. One of Ameristar Kansas City’s competitors is not subject to a smoking ban in any form, which we believe has had some negative impact on our business. On July 1, 2008, a statewide indoor smoking ban went into effect in the State of Iowa. The law includes an exemption for casino floors and 20% of all hotel rooms. From time to time, bills have been introduced in the Iowa legislature that would eliminate the casino floor exemption. Nevada has a statewide indoor smoking ban, with exemptions for the gaming areas of casinos and bars where prepared food is not served. In January 2011, a statewide indoor smoking ban was passed by the Indiana House but did not become law. Similar bills have been introduced from time to time in the Missouri General Assembly, and some members of the St. Charles County Council have recently stated they favor a public referendum on a county-wide indoor smoking ban that would not exempt the casino floor of Ameristar St. Charles. If additional restrictions on smoking are enacted in jurisdictions in which we operate, particularly if such restrictions are applicable to casino floors, our business could be materially adversely affected.
If the Jurisdictions in Which We Operate Increase Gaming Taxes and Fees, Our Results could be Adversely Affected.
     State and local authorities raise a significant amount of revenue through taxes and fees on gaming activities. From time to time, legislators and government officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. Periods of economic downturn and budget deficits, such as are currently being experienced in most states, may intensify such efforts to raise revenues through increases in gaming taxes. If the jurisdictions in which we operate were to increase gaming taxes or fees, depending on the magnitude of the increase and any offsetting factors (such as the elimination of the buy-in limit in Missouri that became effective in 2008), our financial condition and results of operations could be materially adversely affected.

     The governor of Iowa recently proposed that the legislature substantially increase the gaming tax rate paid by riverboat casinos on adjusted gross receipts and reduce the state’s business earnings taxes. If enacted, a gaming tax increase of this magnitude would materially adversely affect the results of operations of Ameristar Council Bluffs and the other casinos in the state.
Our Business is Subject to Restrictions and Limitations Imposed by Gaming Regulatory Authorities That could Adversely Affect Us.
     The ownership and operation of casino gaming facilities are subject to extensive state and local regulation. The states of Missouri, Iowa, Indiana, Mississippi, Colorado and Nevada and the applicable local authorities require various licenses, findings of suitability, registrations, permits and approvals to be held by us and our subsidiaries. The Missouri Gaming Commission, the Iowa Racing and Gaming Commission, the Indiana Gaming Commission, the Mississippi Gaming Commission, the Colorado Limited Gaming Control Commission and the Nevada Gaming Commission may, among other things, limit, condition, suspend, revoke or not renew a license or approval to own the stock of any of our Missouri, Iowa, Indiana, Mississippi, Colorado or Nevada subsidiaries, respectively, for any cause deemed reasonable by such licensing authority. Our gaming licenses in Missouri and Colorado must be renewed every two years, our gaming licenses in Iowa and Indiana must be renewed every year and our gaming license in Mississippi must be renewed every three years. If we violate gaming laws or regulations, substantial fines could be levied against us, our subsidiaries and the persons involved, and we could be forced to forfeit portions of our assets. The suspension, revocation or non-renewal of any of our licenses or the levy on us of substantial fines or forfeiture of assets could have a material adverse effect on our business, financial condition and results of operations.
     To date, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of our currently operating gaming activities. However, gaming licenses and related approvals are deemed to be privileges under the laws of all the jurisdictions in which we operate. We cannot assure you that our existing licenses, permits and approvals will be maintained or extended. We also cannot assure you that any new licenses, permits and approvals that may be required in the future will be granted to us.
Adverse Weather Conditions or Natural Disasters in the Areas in Which We Operate, or Other Conditions That Restrict Access to Our Properties, could have an Adverse Effect on Our Results of Operations and Financial Condition.
     Adverse weather conditions, particularly flooding, heavy snowfall and other extreme conditions, as well as natural disasters, can deter our guests from traveling or make it difficult for them to visit our properties. If any of our properties were to experience prolonged adverse weather conditions, or if multiple properties were to simultaneously experience adverse weather conditions, our results of operations and financial condition would be adversely affected. Our business may also be adversely affected by other events or conditions that restrict access to our properties, such as road closures.
     On December 28, 2009, the Indiana Department of Transportation announced that it was permanently closing the Cline Avenue bridge near Ameristar East Chicago. The bridge had been closed since November 13, 2009 due to safety concerns discovered during an inspection of the bridge. Closure of the bridge has made access to the property inconvenient for many of Ameristar East Chicago’s customers and has significantly impacted the property’s business levels and operating results, and we expect this to continue unless and until improved access is developed. As a result of the bridge closure, access to our property has significantly deteriorated relative to the access of our primary competitors.
     In Black Hawk, a project to widen a mile-long stretch of State Route 119 near Ameristar Black Hawk to four lanes began in late 2010 and is expected to last until mid-2012. Also, a project recently commenced to bury a drainage pipe underneath the portion of Route 119 that runs through the center of Black Hawk, directly in front of our property. That project is scheduled to be completed in August 2012. These projects are expected to create some inconvenience for guests of Ameristar Black Hawk and adversely affect its business levels while they are ongoing.

     The Missouri Department of Transportation has announced it will be undertaking a major renovation of the westbound span of the Blanchette Bridge, which carries Interstate 70 over the Missouri River near Ameristar St. Charles. The project is expected to begin in the first half of 2012 and last approximately one year. During the project, the westbound span of the bridge will be closed and westbound traffic will be diverted to the eastbound span, which will carry three lanes in each direction, compared to the current five lanes in each direction. The project will create inconvenience for guests of Ameristar St. Charles that we expect will materially adversely affect its business levels while it is ongoing.
     We have limited insurance coverage for earthquake damage at our properties. Several of our properties, particularly Ameristar St. Charles, are located near historically active earthquake faults. In the event one of our properties was to sustain significant damage from an earthquake, our business could be materially adversely affected.
We are Subject to the Risk of Rising Interest Rates.
     All of our outstanding debt under the New Credit Facility bears interest at variable rates. As of April 30, 2011, we had approximately $1.27 billion outstanding under our New Credit Facility. If short-term interest rates rise from current levels, our interest cost would increase, which would adversely affect our net income and available cash.
Many Factors, Some of Which are Beyond Our Control, could Adversely Affect Our Ability to Successfully Complete Our Construction and Development Projects as Planned.
     General Construction Risks — Delays and Cost Overruns. Construction and expansion projects for our properties entail significant risks. These risks include: (1) shortages of materials (including slot machines or other gaming equipment); (2) shortages of skilled labor or work stoppages; (3) unforeseen construction scheduling, engineering, environmental or geological problems; (4) weather interference, floods, hurricanes, fires or other casualty losses; (5) unanticipated cost increases; (6) delays or increased costs in obtaining required governmental permits and approvals; and (7) construction period disruption to existing operations.
     Our anticipated costs and construction periods for construction projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with our architects, consultants and contractors. The cost of any construction project undertaken by us may vary significantly from initial expectations, and we may have a limited amount of capital resources to fund cost overruns on any project. If we cannot finance cost overruns on a timely basis, the completion of one or more projects may be delayed until adequate cash flows from operations or other financing is available. The completion date of any of our construction projects could also differ significantly from initial expectations for construction-related or other reasons. We cannot assure you that any project will be completed on time, if at all, or within established budgets. Significant delays or cost overruns on our construction projects could have a material adverse effect on our business, financial condition and results of operations. We are currently engaged in litigation with the general contractor for our St. Charles hotel project, which was completed later and at a higher cost than originally announced.
     From time to time, we may employ “fast-track” design and construction methods in our construction and development projects. This involves the design of future stages of construction while earlier stages of construction are underway. Although we believe the use of fast-track design and construction methods may reduce the overall construction time, these methods may not always result in such reductions, often involve greater construction costs than otherwise would be incurred and may increase the risk of disputes with contractors, all of which could have a material adverse effect on our business, financial condition and results of operations.
     Construction Dependent Upon Available Financing and Cash Flows from Operations. The availability of funds under our New Credit Facility at any time will be dependent upon, among other factors, the amount of our Adjusted EBITDA, as defined in the New Credit Facility agreement, during the preceding four consecutive fiscal quarters. Our future operating performance will be subject to financial, economic, business, competitive, regulatory and other factors, many of which are beyond our control. Accordingly, we cannot assure you that our future consolidated Adjusted EBITDA and the resulting availability of operating cash flows or borrowing capacity will be sufficient to allow us to undertake or complete future construction projects.
     As a result of operating risks, including those described in this section, and other risks associated with a new venture, we cannot assure you that, once completed, any development project will increase our operating profits or operating cash flows.
We have Limited Opportunities to Develop or Acquire New Properties.
     The casino gaming industry has limited new development opportunities. Most jurisdictions in which casino gaming is currently permitted place numerical and/or geographical limitations on the issuance of new gaming licenses. Although a number of jurisdictions in the United States and foreign countries are considering legalizing or expanding casino gaming, in some cases new gaming operations may be restricted to specific locations, such as pari-mutuel racetracks. Moreover, it is not clear whether the tax, land use planning and regulatory structures that may be applicable to any new gaming opportunity would make the development and operation of a casino financially acceptable. We expect that there will be intense competition for any attractive new opportunities (which may include acquisitions of existing properties) that do arise, and many of the companies competing for such opportunities will have greater resources and name recognition than we do. Therefore, we cannot assure you that we will be able to successfully expand our business through new development or acquisitions.
Our Business may be Materially Impacted by an Act of Terrorism or by Additional Security Requirements That may be Imposed on Us.
     The U.S. Department of Homeland Security has stated that places where large numbers of people congregate, including hotels, are subject to a heightened risk of terrorism. An act of terrorism affecting one of our properties, whether or not covered by insurance, or otherwise affecting the gaming, travel or tourism industry in the United States, may have a material adverse effect on our business. Additionally, our business may become subject to increased security measures designed to prevent terrorist acts.
Our Business may be Adversely Affected by Our Ability to Retain and Attract Key Personnel.
     We depend on the continued performance of our entire senior management team. If we lose the services of any of our key executives or our senior property management personnel and cannot replace such persons in a timely manner, it could have an adverse effect on our business.
     We have experienced and expect to continue to experience strong competition in hiring and retaining qualified property and corporate management personnel, including competition from numerous Native American gaming facilities that are not subject to the same taxation regimes as we are and therefore may be willing and able to pay higher rates of compensation. From time to time, we have a number of vacancies in key corporate and property management positions. If we are unable to successfully recruit and retain qualified management personnel at our properties or at our corporate level, our results of operations could be adversely affected.
     As we recruit personnel, we expect successful candidates to exhibit a collaborative, communicative and collegial nature. We also employ a high degree of centralization in a generally highly decentralized industry. These factors create risk in attracting management personnel in a timely fashion, as well as hiring candidates we expect to be successful within our Company.
The Concentration and Evolution of the Slot Machine Manufacturing Industry or Other Technological Conditions could Impose Additional Costs on Us.
     A substantial majority of our revenues are attributable to slot machines operated by us at our casinos. It is important, for competitive reasons, that we offer the most popular and up-to-date slot machine games with the latest technology to our guests.

     In recent years, the prices of new slot machines have escalated faster than the rate of inflation. Furthermore, in recent years, slot machine manufacturers have frequently refused to sell slot machines featuring the most popular games, instead requiring participating lease arrangements in order to acquire the machines. Participation slot machine leasing arrangements typically require the payment of a fixed daily rental. Such agreements may also include a percentage payment of coin-in or net win. Generally, a participating lease is substantially more expensive over the long term than the cost to purchase a new machine.
     For competitive reasons, we may be forced to purchase new slot machines or enter into participating lease arrangements that are more expensive than the costs associated with the continued operation of our existing slot machines. If the newer slot machines do not result in sufficient incremental revenues to offset the increased investment and participating lease costs, it could hurt our profitability.
     We materially rely on a variety of hardware and software products to maximize revenue and efficiency in our operations. Technology in the gaming industry is developing rapidly, and we may need to invest substantial amounts to acquire the most current gaming and hotel technology and equipment in order to remain competitive in the markets in which we operate. Ensuring the successful implementation and maintenance of any new technology acquired is an additional risk.
Any Loss From Service of Our Operating Facilities for Any Reason could Materially Adversely Affect Us.
     Our operating facilities could be lost from service due to casualty, mechanical failure, extended or extraordinary maintenance, floods or other severe weather conditions. Our riverboat and barge facilities are especially exposed to these risks and the changes in water levels.
     The Ameristar Vicksburg site has experienced ongoing geologic instability that requires periodic maintenance and improvements. Although we have reinforced the cofferdam basin in which the vessel is drydocked on a concrete foundation, further reinforcements may be necessary. We are also monitoring the site and expect that further steps will be necessary to stabilize the site in order to permit operations to continue. A site failure would require Ameristar Vicksburg to limit or cease operations.
     Based on estimates by the U.S. Army Corps of Engineers for the Mississippi River, the casino facility at Ameristar Vicksburg faces potential extraordinary flood risk in mid-May. We have constructed physical enhancements designed to withstand the anticipated flood levels. In order to ensure the safety of guests and team members, Ameristar Vicksburg may be required to close for up to approximately two weeks. If closure is required, we estimate it likely would commence approximately one week before the crest, which is anticipated on or about May 19, 2011. If Ameristar Vicksburg is closed for an extended period or if the facility incurs extensive damage, we would incur significant costs and lost profits, which will exceed the limited property and business interruption insurance coverage for flooding in Vicksburg.
     The loss of an operating facility from service for any period of time likely would adversely affect our operating results and borrowing capacity under the New Credit Facility in an amount that we are unable to reasonably accurately estimate. It could also result in the occurrence of an event of a default under the New Credit Facility.
A Change in Control Could Result in the Acceleration of Our Debt Obligations.
     Certain changes in control of Ameristar could result in the acceleration of our New Credit Facility and the obligation to offer to repurchase our New Notes. We cannot assure that we would be able to repay or refinance any indebtedness that is accelerated as a result of a change in control, and this would likely materially adversely affect our financial condition.

We are Subject to Non-Gaming Regulation.
     We are subject to certain federal, state and local environmental laws, regulations and ordinances that apply to non-gaming businesses generally, including the Clean Air Act, the Clean Water Act, the Resource Conservation Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and the Oil Pollution Act of 1990. Under various federal, state and local laws and regulations, an owner or operator of real property may be held liable for the costs of removal or remediation of certain hazardous or toxic substances or wastes located on its property, regardless of whether or not the present owner or operator knows of, or is responsible for, the presence of such substances or wastes. We have not identified any issues associated with our properties that could reasonably be expected to have an adverse effect on us or the results of our operations. However, certain of our properties are located in industrial areas or were used for industrial purposes for many years. As a consequence, it is possible that historical or neighboring activities have affected one or more of our properties and that, as a result, environmental issues could arise in the future, the precise nature of which we cannot now predict. We do not have environmental liability insurance to cover most such events, and the environmental liability insurance coverage we maintain to cover certain events includes significant limitations and exclusions. In addition, if we discover any significant environmental contamination affecting any of our properties, we could face material remediation costs or additional development costs for future expansion activities.
     Regulations adopted by the Financial Crimes Enforcement Network of the U.S. Treasury Department require us to report currency transactions in excess of $10,000 occurring within a gaming day, including identification of the patron by name and social security number. U.S. Treasury Department regulations also require us to report certain suspicious activity, including any transaction that exceeds $5,000 if we know, suspect or have reason to believe that the transaction involves funds from illegal activity or is designed to evade federal regulations or reporting requirements. Substantial penalties can be imposed against us if we fail to comply with these regulations.
     Our riverboats must comply with certain federal and state laws and regulations with respect to boat design, on-board facilities, equipment, personnel and safety. In addition, we are required to have third parties periodically inspect and certify all of our casino barges for stability and single compartment flooding integrity. Our casino barges also must meet local fire safety standards. We would incur additional costs if any of our gaming facilities were not in compliance with one or more of these regulations.
     We are also subject to a variety of other federal, state and local laws and regulations, including those relating to zoning, construction, land use, employment, marketing and advertising and the sale of alcoholic beverages. If we are not in compliance with these laws and regulations, it could have a material adverse effect on our business, financial condition and results of operations.
     The imposition of a substantial penalty or the loss of service of a gaming facility for a significant period of time would have a material adverse effect on our business.

USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of the shares of common stock offered and sold pursuant to this prospectus. We, and not the selling securityholder, will pay the costs, expenses and fees in connection with the registration and sale of the shares covered by this prospectus, but the selling securityholder will pay all discounts, commissions or brokers’ fees or fees of similar securities industry professionals and transfer taxes, if any, attributable to sales of the shares.

SELLING SECURITYHOLDER
     This prospectus relates to the possible resale of up to 4,808,400 shares of our common stock by the Estate, which received the shares upon the death of Craig H. Neilsen, our founder and former Chairman of the Board and Chief Executive Officer. Mr. Neilsen died in November 2006, beneficially owning approximately 56% of our outstanding common stock. As a result of his death, these shares passed by operation of law to the Estate. Following the completion of the Stock Purchase and the open market sales of 570,000 shares by the Estate in March and April 2011, as of May 10, 2011, the Estate owned approximately 15 percent of our outstanding common stock. The co-executors of the Estate are Ray H. Neilsen, our former executive Chairman of the Board who resigned from Ameristar in May 2011, and Gordon R. Kanofsky, our Chief Executive Officer. The mailing address for the principal place of business of the Estate is:
Estate of Craig H. Neilsen
c/o Neilsen & Company LLC
P.O. Box 5478
Twin Falls, Idaho 83303-5478
Attention: Ray H. Neilsen and Gordon R. Kanofsky
     The following table sets forth information with respect to the beneficial ownership of our common stock by the selling securityholder as of May 10, 2011, the number of shares being offered hereby and information with respect to shares to be beneficially owned by the selling securityholder assuming all the shares registered hereunder are sold. The percentage ownership before the offering is based on 32,222,488 shares of our common stock outstanding as of May 5, 2011. The registration of the shares of common stock does not necessarily mean that the selling securityholder will sell all or any particular portion of the shares.

	Shares Beneficially			Shares Beneficially Owned
	Owned as of May 10, 2011		Shares Offered Hereby	After the Offering
Name	Number	Percentage	Number	Number	Percentage
Estate of Craig H. Neilsen	4,808,400	14.9%	4,808,400	0	0%
Material Relationships
     Registration Rights Agreement. Prior to the execution of the Purchase Agreement, the Estate had certain registration rights with respect to shares of our common stock owned by the Estate, as set forth in Section 4.2 of that certain Plan of Reorganization, entered into as of November 15, 1993 by and among Craig H. Neilsen, individually and as trustee, and Ameristar. In connection with the Purchase Agreement, Ameristar and the Estate also agreed to amend and restate the terms of the Estate’s registration rights, as set forth in Annex A to the Purchase Agreement (the “Amended and Restated Registration Rights Provisions”), which was included as Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on March 28, 2011. The following description of the Estate’s registration rights is not complete and is qualified in its entirety by the Amended and Restated Registration Rights Provisions. No other holder of our common stock has registration rights, but the Estate may transfer its registration rights along with any shares of our common stock that it may transfer from time to time.
     Demand Registration Rights. The Estate may require us to file a registration statement relating to common stock to be offered by the Estate so long as the number of shares to be sold has a reasonably anticipated aggregate offering price, net of underwriting discounts and commissions, of over $10,000,000. We are not obligated to make more than three demand registrations on behalf of the Estate. The shares being offered by this prospectus were registered pursuant to the Estate’s initial demand registration notice. If we have publicly announced our intention to register any of our securities for a public offering and the Estate desires to register certain of its shares of our common stock, the Estate must utilize its piggyback registration rights rather than its demand registration rights.
     Piggyback Registration Rights. The Estate may request to have its shares of our common stock registered any time we file a registration statement for a public offering of our common stock for cash. If the registration includes common stock to be sold for our own account and our underwriters reasonably believe that the success of the offering would be adversely impacted by including in the offering shares to be sold by the Estate, the number of shares of common stock that may be sold by the Estate in the offering may be eliminated or cut back by our underwriters.

PLAN OF DISTRIBUTION
     We are registering 4,808,400 shares of our common stock for possible sale by the selling securityholder.
     The selling securityholder may offer and sell all or a portion of the shares covered by this prospectus from time to time, in one or more or any combination of the following transactions:
     • on the NASDAQ, in the over-the-counter market or on any other national securities exchange on which our shares are listed or traded;
     • in privately negotiated transactions;
     • in underwritten transactions;
     • in a block trade in which a broker-dealer will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
     • through purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus; and
     • through any other method permitted by applicable law.
     The selling securityholder may sell the shares at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by the selling securityholder and, at the time of the determination, may be higher or lower than the market price of our common stock on the NASDAQ or any other exchange or market.
     The shares may be offered to the public, from time to time, through broker-dealers acting as agent or principal, including through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the shares of common stock will be subject to the conditions set forth in the applicable underwriting agreement. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.
     In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholder or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling securityholder and any underwriters, dealers or agents participating in a distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares by the selling securityholder and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.
     We and the selling securityholder each may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act.
     Upon our notification by the selling securityholder that any material arrangement has been entered into with an underwriter or broker-dealer (or if we enter into such an agreement) for the sale of shares through NASDAQ, a privately negotiated transaction, a block trade, a purchase of shares by an underwriter or broker-dealer or through another of the manners of offer and sale described above, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing certain material information, including:
     • the name of the selling securityholder;
     • the number of shares being offered;
     • the terms of the offering;
     • the names of the participating underwriters, broker-dealers or agents;
     • any discounts, commissions or other compensation paid to underwriters or broker-dealers and any discounts, commissions or concessions allowed or reallowed or paid by any underwriters to dealers;
     • the public offering price; and
     • other material terms of the offering.
     The selling securityholder is subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock offered in this prospectus by the selling securityholder. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling securityholder and its affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities for the shares.
     To facilitate the offering of shares covered by this prospectus, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of common stock. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than the selling securityholder sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.
     In the ordinary course of their business activities, any underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the Company.
     To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution.
     Instead of selling the shares of common stock under this prospectus, the selling securityholder may sell the shares of common stock in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.

LEGAL MATTERS
     The validity of the common stock offered hereby will be passed upon for us by Brownstein Hyatt Farber Schreck, LLP. Any underwriters or agents will be advised about other issues relating to the offering by counsel to be named in the applicable prospectus supplement.
EXPERTS
     The consolidated financial statements of Ameristar Casinos, Inc. appearing in Ameristar Casinos, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2010, and the effectiveness of Ameristar Casinos, Inc.’s internal control over financial reporting as of December 31, 2010, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements and Ameristar Casinos, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
     The following is a statement of the estimated expenses, to be paid solely by Ameristar Casinos, Inc. (the “Company”), in connection with the issuance and distribution of the securities being registered hereby:

Securities and Exchange Commission registration fee	$11,791
Printing expense[1]
Accounting fees and expense[1]
Legal fees and expense[1]
Miscellaneous expenses[1]

Total
Item 15. Indemnification of Directors and Officers.
     Subsection 7 of Section 78.138 of the Nevada Revised Statutes (the “Nevada Law”) provides that, subject to certain very limited statutory exceptions, a director or officer is not personally liable to the corporation or its stockholders for any damages as a result of any act or failure to act in his or her capacity as a director or officer, unless it is proven that the act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and such breach of those duties involved intentional misconduct, fraud or a knowing violation of law. The statutory standard of liability established by Section 78.138 is not optional and controls even if there is a provision in the articles of incorporation of a Nevada corporation, including such a provision in the registrant’s Articles of Incorporation, that attempts to establish a different standard of liability.
     Subsection 1 of Section 78.7502 of the Nevada Law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (an “Indemnified Party”), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Indemnified Party in connection with such action, suit or proceeding if the Indemnified Party would not be liable pursuant to Section 78.138 of the Nevada Law or the Indemnified Party acted in good faith and in a manner the Indemnified Party reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe the Indemnified Party’s conduct was unlawful.
     Subsection 2 of Section 78.7502 of the Nevada Law empowers a corporation to indemnify any Indemnified Party who was or is a party or is threatened to be made a party to any threatened, pending or completed

[1]	Estimated expenses are not presently known. The foregoing sets forth the general categories of expenses (other than underwriting discounts and commissions) that the Company anticipates it will incur in connection with the offering of securities under this registration statement on Form S-3. An estimate of the aggregate expenses in connection with the issuance and distribution of the securities being offered will be included in the applicable prospectus supplement.

action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in the capacity of an Indemnified Party against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by the Indemnified Party in connection with the defense or settlement of such action or suit, if the Indemnified Party acted under standards similar to those set forth above, except that no indemnification may be made in respect of any claim, issue or matter as to which the Indemnified Party shall have been adjudged to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that in view of all the circumstances the Indemnified Party is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.
     Section 78.7502 of the Nevada Law further provides that to the extent an Indemnified Party has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in Subsection 1 or 2 described above or in the defense of any claim, issue or matter therein, the corporation shall indemnify the Indemnified Party against expenses (including attorneys’ fees) actually and reasonably incurred by the Indemnified Party in connection therewith.
     Subsection 1 of Section 78.751 of the Nevada Law provides that any discretionary indemnification pursuant to Section 78.7502 of the Nevada Law, unless ordered by a court or advanced pursuant to Subsection 2 of Section 78.751, may be made by a corporation only as authorized in the specific case upon a determination that indemnification of the Indemnified Person is proper in the circumstances. Such determination must be made (a) by the stockholders, (b) by the board of directors of the corporation by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, (c) if a majority vote of a quorum of such disinterested directors so orders, by independent legal counsel in a written opinion, or (d) by independent legal counsel in a written opinion if a quorum of such disinterested directors cannot be obtained.
     Subsection 2 of Section 78.751 of the Nevada Law provides that a corporation’s articles of incorporation or bylaws or an agreement made by the corporation may require the corporation to pay as incurred and in advance of the final disposition of a criminal or civil action, suit or proceeding, the expenses of officers and directors in defending such action, suit or proceeding upon receipt by the corporation of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court that he or she is not entitled to be indemnified by the corporation. Said Subsection 2 further provides that the provisions of that Subsection 2 do not affect any rights to advancement of expenses to which corporate personnel other than officers and directors may be entitled under contract or otherwise by law.
     Subsection 3 of Section 78.751 of the Nevada Law provides that indemnification pursuant to Section 78.7502 of the Nevada Law and advancement of expenses authorized in or ordered by a court pursuant to Section 78.751 does not exclude any other rights to which the Indemnified Party may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his or her official capacity or in another capacity while holding his or her office. However, indemnification, unless ordered by a court pursuant to Section 78.7502 or for the advancement of expenses under Subsection 2 of Section 78.751 of the Nevada Law, may not be made to or on behalf of any director or officer of the corporation if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and were material to the cause of action. Additionally, the scope of such indemnification and advancement of expenses shall continue as to an Indemnified Party who has ceased to hold one of the positions specified above, and shall inure to the benefit of his or her heirs, executors and administrators.
     Section 78.752 of the Nevada Law empowers a corporation to purchase and maintain insurance or make other financial arrangements on behalf of an Indemnified Party for any liability asserted against such person and liabilities and expenses incurred by such person in his or her capacity as an Indemnified Party or arising out of such person’s status as an Indemnified Party whether or not the corporation has the authority to indemnify such person against such liability and expenses.
     The Amended and Restated Bylaws of the registrant provide for indemnification of Indemnified Parties substantially identical in scope to that permitted under the Nevada Law. Such Amended and Restated Bylaws provide that the expenses of directors and officers of the registrant incurred in defending any action, suit or proceeding, whether civil, criminal, administrative or investigative, must be paid by the registrant as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it is ultimately determined by a court of competent jurisdiction that the director or officer is not entitled to be indemnified by the registrant.
     The registrant has a contract for insurance coverage under which the registrant and certain Indemnified Parties (including the directors and officers of the registrant) are indemnified under certain circumstances with respect to litigation and other costs and liabilities arising out of actual or alleged misconduct of such Indemnified Parties. In addition, the registrant has entered into indemnification agreements with its directors and officers that require the registrant to indemnify such directors and officers to the fullest extent permitted by applicable provisions of Nevada Law, subject to amounts paid by insurance. The above-described provisions relating to the indemnification of directors and officers are sufficiently broad to permit the indemnification of such persons in certain circumstances against liabilities (including reimbursement of expenses incurred) arising under the Securities Act.
Item 16. Exhibits.
     Reference is made to the attached Exhibit Index, which is incorporated herein by reference.
Item 17. Undertakings.
     The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser,
(i)	each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of

1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
(7)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of Securities Act of 1933, as amended, registrant AMERISTAR CASINOS, INC. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on May 11, 2011.

AMERISTAR CASINOS, INC.
/s/ Thomas M. Steinbauer
By:	Thomas M. Steinbauer
Title:	Chief Financial Officer

POWER OF ATTORNEY
     Each of the undersigned, being a director or officer of Ameristar Casinos, Inc., a Nevada corporation (“Ameristar”), hereby constitutes and appoints Thomas M. Steinbauer and Peter C. Walsh, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement that Ameristar may hereafter file with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gordon R. Kanofsky Gordon R. Kanofsky	Chief Executive Officer and Director (principal executive officer)	May 11, 2011

/s/ Thomas M. Steinbauer Thomas M. Steinbauer	Senior Vice President of Finance, Chief Financial Officer, Secretary, Treasurer and Director (principal financial officer)	May 11, 2011

/s/ Heather A. Rollo Heather A. Rollo	Senior Vice President of Accounting (principal accounting officer)	May 11, 2011

/s/ Larry A. Hodges Larry A. Hodges	President, Chief Operating Officer and Director	May 11, 2011

/s/ Luther P. Cochrane Luther P. Cochrane	Chairman of the Board and Director	May 11, 2011

/s/ Carl Brooks Carl Brooks	Director	May 11, 2011

/s/ Leslie Nathanson Juris Leslie Nathanson Juris	Director	May 11, 2011

/s/ J. William Richardson J. William Richardson	Director	May 11, 2011

EXHIBIT INDEX

Exhibit
No.	Description of Exhibit	Method of Filing
1.1	Form of Underwriting Agreement	To be filed, if necessary, subsequent to the effectiveness of this registration statement by an amendment to the registration statement or as an exhibit to a document or report incorporated by reference herein.
4.1	Articles of Incorporation of Registrant	Incorporated by reference to Exhibit 3.1 to Registration Statement on Form S-1 (File No. 33-68936) filed by Registrant under the Securities Act.
4.2	Certificate of Amendment to Articles of Incorporation of Registrant	Incorporated by reference to Exhibit 3.1 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.
4.3	Certificate of Change Pursuant to NRS 78.209	Incorporated by reference to Exhibit 3(i).1 to Registrant’s Current Report on Form 8-K filed on June 8, 2005.
4.4	Amended and Restated Bylaws of Registrant, effective May 31, 2008	Incorporated by reference to Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed on June 2, 2008.
4.5	Specimen Common Stock Certificate	Incorporated by reference to Exhibit 4.4 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.
5.1	Legal Opinion of Brownstein Hyatt Farber Schreck, LLP	Filed electronically herewith.
23.1	Consent of Brownstein Hyatt Farber Schreck, LLP	Contained in Exhibit 5.1.
23.2	Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP	Filed electronically herewith.
24.1	Power of Attorney	Contained on page II-7 hereto.